1. Name and Address of Reporting Person
   Mello, Joseph C.
   21250 Hawthorne Boulevard, Suite 800
   Torrance, CA 90503
   USA
2. Issuer Name and Ticker or Trading Symbol
   DaVita Inc. (DVA)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/13/2001 A <F1>  V     25974       A      $0.0000                     D
Common Stock                       12/03/2001 M <F2>        7500        A      $5.4375                     D
Common Stock                       12/03/2001 M <F2>        7500        A      $5.3125                     D
Common Stock                       12/03/2001 S <F3>        -15000      D      $23.0000                    D
Common Stock                       12/10/2001 M <F2>        7500        A      $5.4375                     D
Common Stock                       12/10/2001 S <F3>        -7500       D      $22.2500                    D
Common Stock                       12/10/2001 M <F2>        7500        A      $5.3125                     D
Common Stock                       12/10/2001 S <F3>        -7500       D      $22.2900                    D
Common Stock                       12/17/2001 M <F2>        7500        A      $5.4375                     D
Common Stock                       12/17/2001 M <F2>        7500        A      $5.3125                     D
Common Stock                       12/17/2001 S <F3>        -15000      D      $22.4500                    D
Common Stock                       12/24/2001 M <F2>        7500        A      $5.4375                     D
Common Stock                       12/24/2001 M <F2>        7500        A      $5.3125                     D
Common Stock                       12/24/2001 S <F3>        -15000      D      $23.7500   25974            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $5.3125  12/03/2001 M <F4>          7500  06/16/2001 06/16/2005 Common  7500     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $5.3125  12/10/2001 M <F4>          7500  06/16/2001 06/16/2005 Common  7500     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $5.3125  12/17/2001 M <F4>          7500  06/16/2001 06/16/2005 Common  7500     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $5.3125  12/24/2001 M <F4>          7500  06/16/2001 06/16/2005 Common  7500     $0.0000    165000   D
(Right to buy)                                                                 Stock
Stock Options  $5.4375  12/03/2001 M <F4>          7500  06/15/2001 06/15/2005 Common  7500     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $5.4375  12/10/2001 M <F4>          7500  06/15/2001 06/15/2005 Common  7500     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $5.4375  12/17/2001 M <F4>          7500  06/15/2001 06/15/2005 Common  7500     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $5.4375  12/24/2001 M <F4>          7500  06/15/2001 06/15/2005 Common  7500     $0.0000    165000   D
(Right to buy)                                                                 Stock
Stock Options  $15.4    02/13/2001 A <F5> V  50000       02/13/2002 02/13/2006 Common  50000    $0.0000    50000    D
(Right to buy)                                           <F6>                  Stock

Explanation of Responses:

<F1>
Grant of Restricted Units which vest in three equal annual installments beginning on February 13, 2002. Mr. Mello has elected to defer vesting of the first and second installments until February 13, 2004.
<F2>
The acquisition occurred in accordance with a Rule 10b5-1 Sales Plan.
<F3>
The sale of these shares was completed in accordance with a Rule 10b5-1 Sales Plan.
<F4>
The exercise of these options was completed in accordance with a Rule 10b5-1 Sales Plan.
<F5>
Nonqualified stock options granted under the First Amended and Restated 1997 Equity Compensation Plan
<F6>
The indicated option vests in four equal annual installments beginning on February 13, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Joseph C. Mello

DATE
01/10/2002